Clearwater Paper Corporation
601 West Riverside Ave., Suite 1100
Spokane, WA 99201

August 18, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re: Clearwater Paper Corporation

Form 10-K

Filed February 26, 2010

File No. 001-34146

Dear Mr. Reynolds:

Clearwater Paper Corporation, a Delaware corporation (the "Company") hereby provides the following information in response to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter to the Company dated August 5, 2010. Set forth below are the Staff's comments (in italics) followed by the Company's responses to the Staff's comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K, filed February 26, 2010

Financial Statements and Supplementary Data
Statements of Cash Flows, page 39

  We note that you have presented the proceeds from the issuance of $150.0 million of senior unsecured notes net of the amount disbursed to repay $100.0 million of credit sensitive debentures in your statement of cash flows. Please tell us why the presentation of the cash flows from these transactions on a net basis is appropriate or confirm that you will revise such presentation in future Exchange Act filings to present the related amounts on a gross basis. Refer to FASB ASC 230-1 0-45-7 through 45-9.

  Response: The Company acknowledges the Staff's comment and respectfully submits that the Company appropriately presented its actual cash flows resulting from these transactions in the cash flow statement.

  The issuance of the $150.0 million of senior unsecured notes (the "Notes"), and the repayment of the $100.0 million of credit sensitive debentures (the "Debentures"), were directly related and occurred in one collective transaction. Cash from the issuance of the Notes sufficient to repay the Debentures and related interest, was sent directly to an intermediary without being deposited into the Company's bank accounts. The intermediary utilized a portion of such cash to fully satisfy the outstanding Debentures. The remaining funds were then remitted to the Company and deposited in the Company's bank accounts. Thus, the cash flow statement reflected the actual amounts that were received by the Company.

  Although the Company considered the cash flow statement presentation to be appropriate in this case, it also believed detailed disclosure of the nature of the transaction, including detail of the related gross amounts, was required by ASC 230-10-50-3. This was included in Note 8, Notes Payable, on page 50 of our 2009 Annual Report on Form 10-K.

  Exhibits

  We note that Exhibits 10.3, 10.5, 10.11(ii) and 10.11(iii) are missing exhibits, attachments or appendices. Please confirm that you will file these exhibits in their entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K.

  Response: The Company acknowledges the Staff's comment and will file the above referenced exhibits in their entirety with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

  Exhibit 2.1, incorporated by reference from the Form 8-K report filed on December 18, 2008, appears to be missing some attachments. Please tell us why these attachments were not included in the filed exhibit. See Item 601(b)(2) of Regulation S-K. If appropriate, please refile the exhibit in your next periodic report and comply with the last sentence of (b)(2).

Response: Exhibit 2.1 is the Separation and Distribution Agreement, dated December 15, 2008, between the Company and its former parent company, Potlatch Corporation, which set forth the terms and conditions of the Company's spin-off in December 2008 from Potlatch. There are no exhibits, attachments or appendices to the Separation and Distribution Agreement. The Company notes that, in connection with the spin-off, it entered into other agreements with Potlatch (or Potlatch affiliates), some of which are referenced in the Separation and Distribution Agreement, e.g., Retained Obligation Agreement, Transition Services Agreement, Employee Matters Agreement and Tax Sharing Agreement. To the extent that any of the referenced agreements are or were material contracts required to be filed with the Company's periodic reports, the Company has filed such agreements and all exhibits, attachments or appendices thereto.

* * *

The Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (509)-344-5920, or our outside counsel, Justin D. Hovey at Pillsbury Winthrop Shaw Pittman LLP at (415) 983- 6117, if you have further questions or comments.

Very truly yours,

/s/ Michael S. Gadd

Michael S. Gadd

Vice President, General Counsel & Corporate Secretary

Clearwater Paper Corporation

cc: Blair W. White

Justin D. Hovey